EXHIBIT 2



For further information contact:
Mark E. Leininger
For Immediate Release (973) 808-1992
mleininger@spch.com

     Fairfield, New Jersey, April 1, 1998 -- The Board of Directors of Software Publishing Corporation Holdings, Inc. (the "Company") yesterday declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Software Publishing Corporation Holdings, Inc. Common Stock.

     Mark E. Leininger, the Company's President and Chief Operating Officer, said: "The rights are designed to assure that all of Software Publishing Corporation Holding, Inc.'s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company."

     The rights will be exercisable only if a person or group acquires 20 percent or more of Software Publishing Corporation Holdings, Inc.'s common stock, or announces a tender offer the consummation of which would result in ownership by a person or group of 20 percent or more of the common stock. Each right will entitle shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $1.00.

     If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 20 percent or more of the Company's outstanding Common Stock, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20 percent or more of the Company's outstanding Common Stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of shares of the Company's Common Stock having a market value of twice such price.

     Following the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's Common Stock and prior to an acquisition of 50 percent or more of the Common Stock, the Company's Board of Directors may exchange the rights (other than rights owned by such person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per right.

     Prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's Common Stock, the rights are redeemable for one-tenth of one cent per right at the option of the Board of Directors.

     The rights are intended to enable all of the Company's stockholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     The dividend distribution will be made on April 30, 1998, payable to shareholders of record on that date. The rights will expire on April 30, 2008. The rights distribution is not taxable to stockholders.

About the Company

     Software Publishing Corporation Holdings, Inc., through its subsidiaries Software Publishing Corporation, Serif Inc. and Serif (Europe) Limited (collectively, "Serif"), is an international developer, publisher and supplier of proprietary computer software applications and companion utilities programs, primarily targeted towards the visual communications and presentation graphics, desktop publishing, e-mail and business productivity segments of the corporate and small office/home office ("SOHO") markets. The Company's products are designed to improve the graphical appeal and overall effectiveness of documents produced by desktop publishing, presentation graphics, web page, e-mail, word

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processing and similar applications, as well as to produce documents through the
Company's   easy-to-   use  desktop   publishing   and   presentation   graphics
applications. The Company's product lines include several products based upon its patent-pending Intelligent Formatting technology, including ActiveMail , Active Presenter , ActiveOffice, ASAP WordPower , ASAP WebShow , ASAP and Serif MailPlus , as well as its traditional products such as Serif PagePlus , Serif DrawPlus , Harvard Graphics , Harvard ChartXL , Harvard Spotlight , Learn to Do Windows 95 with John C. Dvorak, and a line of interactive multimedia products based on Entrepreneur Magazine publications.

Safe Harbor Statement

     Except for historical information contained herein, the matters set forth in this new release are forward- looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending for computer software, the market acceptance and amount of sales of the Company's products, the extent that the Company's direct mail programs achieve satisfactory response rates, the efficiency of the Company's telemarketing operations, the competitive environment within the computer software and direct mail industries, the Company's ability to raise additional capital, the ability of the Company to implement its reorganization plans efficiently and achieve the anticipated results thereof, the cost-effectiveness of the Company's product development activities and the extent to which the Company is successful in developing, acquiring or licensing successful products. Investors are directed to consider other risks and uncertainties as discussed in documents filed by the Company with the Securities and Exchange Commission.

Trademarks

     The Harvard product line is a group of products having no connection with Harvard University. All trademarks are the property of their respective owners.